Exhibit 99.42

GREENBROOK TMS ANNOUNCES SUBMISSION OF ITS APPLICATION TO
LIST ON NASDAQ

November 5, 2020 – Toronto, ON – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, is pleased to announce that it has submitted its application to list its common shares (the “Common Shares”) on The Nasdaq Stock Market LLC (“NASDAQ”). In advance of its anticipated listing on NASDAQ, the Company will file a Form 20-F Registration Statement with the United States Securities and Exchange Commission (the “SEC”). The listing of the Company’s Common Shares on NASDAQ remains subject to the approval of NASDAQ and the satisfaction of all applicable listing and regulatory requirements, including the SEC declaring the Form 20-F Registration Statement effective. While the Company intends to satisfy all of the applicable listing criteria of NASDAQ, no assurance can be given that the Company’s application will be approved.

Subject to approval for listing, it is anticipated that the Company’s Common Shares, including the existing Common Shares trading on the Toronto Stock Exchange (“TSX”), will trade on NASDAQ under the ticker symbol “GBNH”. A trading date will be made public once all regulatory requirements are satisfied. The Company will continue to maintain the listing of its Common Shares on the TSX under the trading symbol “GTMS”.

About Greenbrook TMS Inc.

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 500,000 TMS treatments to over 14,000 patients struggling with depression.

For further information please contact:

Erns Loubser
Chief Financial Officer and Treasurer
Greenbrook TMS Inc.

Glen Akselrod
Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com
1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the timing, receipt of regulatory approval for, and listing of the Common Shares on NASDAQ; and the filing of a Form 20-F Registration Statement with the SEC, constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the Company obtaining the necessary regulatory approvals to complete the listing on NASDAQ and the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.